UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

PEAK BIO, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

Warrants, each whole warrant exercisable for one share of common stock for $11.50 per share

(Title of Class of Securities)

70470P108 (Common Stock)

(CUSIP Number)

January 1, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)

☒	Rule 13d-1 (c)

☐	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 70470P108	13G

1	NAME OF REPORTING PERSON Frost Gamma Investments Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 315,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 315,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON OO

(1)	Represents 100,000 shares of common stock and 215,000 warrants held by Frost Gamma Investments Trust (“FGIT”). Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share and will expire on December 31, 2027. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 70470P108	13G

1	NAME OF REPORTING PERSON Phillip Frost, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 315,000 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 315,000 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 315,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.6%
12	TYPE OF REPORTING PERSON IN

(1)	Represents 100,000 shares of common stock and 215,000 warrants held by FGIT. Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share and will expire on December 31, 2027. Dr. Frost is the trustee of FGIT. Frost Gamma L.P. is the sole and exclusive beneficiary of FGIT. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is also the sole shareholder of Frost-Nevada Corporation.

CUSIP No. 70470P108	13G

Item 1.

(a)	Name of Issuer:	Peak Bio, Inc., a Delaware corporation (the "Company") (f/k/a Ignyte Acquisition Corp.).

(b)	Address of Issuer's Principal Executive Offices:

The Company's principal executive offices are located at

3350 W. Bayshore Rd., Suite 100 Palo Alto, CA 94303.

Item 2.

(a)	Name of Person Filing:	Frost Gamma Investments Trust
Phillip Frost, M.D.

(b)	Address of Principal Business Office or if none, Residence:

Frost Gamma Investments Trust:

4400 Biscayne Boulevard

Miami, FL 33137

Phillip Frost, M.D.:

4400 Biscayne Boulevard

Miami, FL 33137

(c)	Citizenship:	Frost Gamma Investments Trust - Florida

Phillip Frost, M.D. - U.S.A.

(d)	Title of Class of Securities: Common Stock, $0.0001 par value Warrants, each whole warrant exercisable for one share of common stock for $11.50 per share

(e)	CUSIP Number: 70470P108

Item 3.	Not Applicable

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Frost Gamma Investments Trust – 315,000

Phillip Frost, M.D. – 315,000

Phillip Frost, M.D. has voting and dispositive power over the securities owned by Frost Gamma Investments Trust.

(b)	Percent of Class:

Frost Gamma Investments Trust – 1.6%

Phillip Frost, M.D. – 1.6%

At the close of business on January 1, 2023, the reporting persons beneficially owned an aggregate of 100,000 shares of common stock and 215,000 warrants of the Issuer, or 1.6% of the Issuer’s common stock outstanding, which percentage was calculated based on 20,058,486 shares of the Issuer’s common stock outstanding as of November 21, 2022 as per the information reported in the Issuer’s Quarterly Report on Form 10-Q filed on November 21, 2022. Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share and will expire on December 31, 2027.

CUSIP No. 70470P108	13G

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

Frost Gamma Investments Trust - 0

Phillip Frost, M.D. - 0

(ii)	shared power to vote or to direct the vote:

Frost Gamma Investments Trust – 315,000

Phillip Frost, M.D. – 315,000

(iii)	sole power to dispose or to direct the disposition of:

Frost Gamma Investments Trust - 0

Phillip Frost, M.D. - 0

(iv)	shared power to dispose or to direct the disposition of:

Frost Gamma Investments Trust – 315,000

Phillip Frost, M.D. – 315,000

Item 5.

Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.

Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 70470P108	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 3, 2023

FROST GAMMA INVESTMENTS TRUST

By:	/s/ Phillip Frost, M.D.
Name: Phillip Frost, M.D.
Title: Individually and as Trustee

/s/ Phillip Frost, M.D.
Phillip Frost, M.D.